As filed on February 2, 2021 with the Securities and Exchange Commission

Registration No. 333-236797

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NLS Pharmaceutics Ltd.

(Exact name of registrant as specified in its charter)

Switzerland	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Alexander Zwyer
Chief Executive Officer	Puglisi & Associates
Alter Postplatz 2	850 Library Ave., Suite 204
CH-6370 Stans, Switzerland	Newark, DE 19711
Tel: +41.41.618.80.00	Tel: (302) 738-6680
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.		Mitchell Nussbaum, Esq.	Hans-Jakob Diem, Esq.
Ron Ben-Bassat, Esq.	Pascal Honold, Esq.	Angela M. Dowd, Esq.	Patrick Schleiffer, Esq.
Sullivan & Worcester LLP	Wenger & Vieli AG	Loeb & Loeb LLP	Lenz & Staehelin
1633 Broadway	Dufourstrasse 56	345 Park Ave.	Brandschenkestrasse 24
New York, NY 10019	Zurich, Switzerland CH-8034	New York, NY 10154	Zurich, Switzerland CH-8027
Tel: 212.660.5000	Tel: +41.58.958.58.58	Tel: 212.407.4000	Tel: +41.58.450.8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-236797

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Post-Effective Amendment”) to the Registration Statement on Form F-1 (Registration No. 333-236797) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to replace Exhibit 5.1 as indicated in Part II of this Post-Effective Amendment. The Registration Statement was declared effective by the Securities and Exchange Commission on January 28, 2021. This Post-Effective Amendment does not modify any provision of the preliminary prospectus constituting Part I the Registration Statement. Accordingly, this Post-Effective Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to this Post-Effective Amendment and Exhibit 5.1. This Post-Effective Amendment shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required; however, some scholars also advocate that with any breach of duty, indemnification by the Company is not permissible), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the company.

We intend to enter into indemnification agreements with each of the members of our board of directors and executive officers in the form to be filed as an exhibit to this registration statement upon the completion of this offering. Irrespective of our entering or not entering into indemnification agreements with our board of directors and executive officers, prior to or shortly after the completion of this offering, we intend to take out directors’ and officers’ liability insurance to cover certain actions undertaken by our board of directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since November 2017, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On September 14, 2020, our shareholders approved an amendment to our articles of association, which reflects a 5,000 for 1 stock split of our common shares, effective as of September 14, 2020, or the Share Split. Information in this Item 7 reflects the Share Split.

On July 17, 2018, we issued an aggregate of 260,000 of our common shares to the Shareholders, in connection with the conversion of an aggregate amount of $3,418,519 borrowed by us pursuant to a $7.1 million credit facility, or the Credit Facility, at a conversion price of $13 per common share.

On March 12, 2019, we issued an aggregate of 280,000 of our common shares to the Shareholders, in connection with the conversion of the remaining $3,681,481 borrowed by us pursuant to the Credit Facility, at a conversion price of $13 per common share.

Also on March 12, 2019, we issued an aggregate of an additional 40,000 of our common shares to Magnetic Rock Investment AG in connection with the conversion CHF 526,979.84 ($526,769) of a CHF 550,000 ($557,920) convertible promissory note at a conversion price of CHF 13 (approximately $13) per common share.

On March 12, 2019, there was a reorganization of our Company, whereby NLS-0 Pharma AG and NLS Pharma AG merged into the Company, or the Merger, and as a result thereof, and in connection therewith, we issued and subsequently assigned an aggregate of 745,000 of our common shares to those holders of NLS-0 and NLS Pharma common shares, respectively.

On March 12, 2019, simultaneously with the closing of the Merger, we issued an aggregate of 260,000 of our common shares to the Shareholders, in exchange for the consideration of the conversion of a bridge loan in the amount of $2 million and a credit facility, of which we had drawn $1.45 million, at a conversion price of $13 per common share.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description

1.1^	Form of Underwriting Agreement by and among NLS Pharmaceutics Ltd. and the underwriters named therein.
3.1^	Form of Amended and Restated Articles of Association of NLS Pharmaceutics Ltd.
4.1^	Form of Representative’s Warrant (included in Exhibit 1.1)
4.2^	Form of Warrant Agent Agreement.
4.3^	Form of Warrant.
5.1*	Opinion of Wenger & Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd.
5.2^	Opinion of Sullivan & Worcester LLP, U.S. counsel to NLS Pharmaceutics Ltd.
10.1^	Merger Agreement dated March 12, 2019 between NLS-1 Pharma AG, NLS-0 Pharma AG and NLS Pharma AG.
10.2^	Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
10.3^	Addendum to Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
10.4^	Addendum Number 2 to Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
10.5^	Form of Promissory Note dated January 2019 between certain investors and the Company.
10.6^	Form of Addendum to Promissory Note dated January 2019 between certain investors and the Company.
10.7^	Form of Addendum Number 2 to Promissory Note dated January 2019 between certain investors and the Company.
10.8^	Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.9^	Addendum to Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.10^	Addendum Number 2 to Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.11^	Credit Facility dated August 31, 2015 between NLS-1 Pharma AG and the Lenders named therein.
10.12^	Addendum Number 1 to Credit Facility dated August 31, 2015 between NLS-1 Pharma AG and the Lenders named therein.
10.13^	Addendum Number 2 to Credit Facility dated August 31, 2015 between NLS-1 Pharma AG and the Lenders named therein.
10.14^	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company.
10.15^	Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS.
10.16^	First Amendment to Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS.
10.17^	Second Amendment to Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS.
10.18^	Form of Convertible Loan Agreement between NLS Pharmaceutics Ltd. and certain lenders.

10.19^	Amendment Number 1 to Convertible Loan Agreement dated February 21, 2020 between NLS Pharmaceutics Ltd. and Alexander Zwyer.
10.20^	Amendment Number 2 to Convertible Loan Agreement dated February 21, 2020 between NLS Pharmaceutics Ltd. and Alexander Zwyer.
10.21^	Amendment Number 3 to Convertible Loan Agreement dated February 21, 2020 between NLS Pharmaceutics Ltd. and Alexander Zwyer.
10.22^	Bridge Loan Agreement between NLS Pharmaceutics Ltd. and Magnetic Rock Investment AG.
10.23^	Amendment to Bridge Loan Agreement between NLS Pharmaceutics Ltd. and Magnetic Rock Investment AG.
10.24^	Form of Amendment to Convertible Loan Agreement between NLS Pharmaceutics Ltd. and certain lenders.
10.25^	Form of Addendum Number 3 to Promissory Note dated January 2019 between certain investors and the Company.
10.26^	Addendum Number 3 to Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.27^	Addendum Number 3 to Credit Facility dated August 31, 2015 between NLS-1 Pharma AG and the Lenders named therein.
10.28^	Addendum Number 3 to Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
10.29^	Amendment Number 4 to Convertible Loan Agreement dated February 21, 2020 between NLS Pharmaceutics Ltd. and Alexander Zwyer.
10.30^	Amendment Number 2 to Bridge Loan Agreement between NLS Pharmaceutics Ltd. and Magnetic Rock Investment AG.
10.31^	Amendment Number 3 to Bridge Loan Agreement between NLS Pharmaceutics Ltd. and Magnetic Rock Investment AG.
10.32^	Form of Addendum Number 4 to Promissory Note dated January 2019 between certain investors and the Company.
10.33^	Addendum Number 4 to Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.34^	Addendum Number 4 to Credit Facility dated August 31, 2015 between NLS-1 Pharma AG and the Lenders named therein.
10.35^	Addendum Number 4 to Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
23.1^	Consent of Marcum LLP.
23.2*	Consent of Wenger & Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.1).
23.3^	Consent of Sullivan & Worcester LLP, U.S. counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.2).
24.1^	Power of Attorney (included on the signature page of the Registration Statement).
99.1^	Consent of Stig Løkke Pedersen.
99.2^	Consent of Myoung-Ok Kwon.
99.3^	Registrant’s Representation Pursuant to Requirements of Form 20-F, Item 8.A.4.

*	Filed herewith.
^	Previously filed.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Stans, Switzerland on February 2, 2021.

NLS Pharmaceutics Ltd.

By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of NLS Pharmaceutics Ltd. hereby constitute and appoint each of Alexander Zwyer and Robert Dickey with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this amendment to the registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander Zwyer	Chief Executive Officer	February 2, 2021
Alexander Zwyer	(Principal Executive Officer)

/s/ Robert Dickey	Interim Chief Financial Officer	February 2, 2021
Robert Dickey	(Principal Financial and Accounting Officer)

/s/ Ronald Hafner	Chairman of the Board of Directors	February 2, 2021
Ronald Hafner

/s/ Pascal Brenneisen	Director	February 2, 2021
Pascal Brenneisen

/s/ Myoung-Ok Kwon, Ph.D.	Director	February 2, 2021
Myoung-Ok Kwon, Ph.D.

/s/ Stig Løkke Pedersen	Director	February 2, 2021
Stig Løkke Pedersen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of NLS Pharmaceutics Ltd., has signed this registration statement on February 2, 2021.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director